UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                            S & K FAMOUS BRANDS, INC.
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    783774102
                                    ---------
                                 (CUSIP Number)


                                Stuart C. Siegel
                          c/o S & K Famous Brands, Inc.
                                 P. O. Box 31800
                             Richmond, VA 23294-1800
                            Tel. No.: (804) 346-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 31, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-1(c)
[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 783774102

1.       Name of Reporting Person
         I.R.S. Identification Nos. of above persons (entities only).

                  Stuart C. Siegel

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
                  (a)   [ ]
                  (b)   [ ]

3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

    NUMBER OF            5.       SOLE VOTING POWER
      SHARES                        416,756
   BENEFICIALLY          6.       SHARED VOTING POWER
     OWNED BY                       0
       EACH              7.       SOLE DISPOSITIVE POWER
    REPORTING                       416,756
   PERSON WITH           8.       SHARED DISPOSITIVE POWER
                                    0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     416,756

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

                     [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  16.5%

12.      TYPE OF REPORTING PERSON (See Instructions)
                  IN

                         AMENDMENT NO. 8 TO SCHEDULE 13G

Item 1.

             (a)   Name of Issuer

                   S & K Famous Brands, Inc.

             (b)   Address of Issuer's Principal Executive Offices

                   P. O. Box 31800, Richmond, VA 23294-1800

Item 2.

             (a)   Name of Person Filing

                   Stuart C. Siegel

             (b)   Address of Principal Business Office or, if none, Residence

                   P. O. Box 31800, Richmond, VA 23294-1800

             (c)   Citizenship

                   United States

             (d)   Title of Class of Securities

                   Common Stock

             (e)   CUSIP Number

                   783774102

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)   [ ]  Broker or dealer registered under ss 15 of the Act (15
                    U.S.C. 78o).
         (b)   [ ]  Bank as defined in ss 3(a)(6) of the Act (15 U.S.C. 78c).
         (c)   [ ]  Insurance company as defined in ss 3(a)(19) of the Act
                    (15 U.S.C. 78c).
         (d)   [ ]  Investment company registered under ss 8 of the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).
         (e)   [ ]  An investment adviser in accordance with ss.240.13d-1(b)(1)
                    (ii)(E);
         (f)   [ ]  An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
         (g)   [ ]  A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);
         (h)   [ ]  Savings associations as defined in ss 3(b) of the Federal
                    Deposit Insurance Act (12 U.S.C. 1813);
         (i)   [ ]  A church plan that is excluded from the definition of an investment company under ss 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
         (j)   [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)   Amount beneficially owned:

                           416,756

             (b)   Percent of class:

                           16.5%

             (c)   Number of shares as to which the person has:

                   (i)     Sole power to vote or to direct the vote:     416,756

                   (ii)    Shared power to vote or to direct the vote:         0

                   (iii)   Sole power to dispose or to direct the
                           disposition of:                               416,756

                   (iv)    Shared power to dispose or to direct the
                           disposition of:                                     0

Item 5.      Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             The beneficiaries of a trust have the right to receive dividends and proceeds from the sale of 86,096 of the 416,756 shares beneficially owned.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group:

             Not applicable.

Item 9.      Notice of Dissolution of Group:

             Not applicable.

Item 10.     Certification

             Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and accurate.

Date:    March 4, 2003                         /s/ Stuart C. Siegel
                                           --------------------------------
                                           Name:  Stuart C. Siegel






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